 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File No. 001-38145

Fury Gold Mines Limited
(Translation of registrant’s name into English)

34 King Street East Suite 900, Toronto, M5C 2X8 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
 Form 20-F  [  ]    Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

SUBMITTED HEREWITH

Exhibits

Exhibit 99.1	Condensed Interim Consolidated Financial Statements (Unaudited) For The Three And Six Months Ended June 30, 2021
Exhibit 99.2	Management’s Discussion And Analysis For The Three And Six Months Ended June 30, 2021
Exhibit 99.3	CEO certification of interim filings
Exhibit 99.4	CFO certification of interim filings

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fury Gold Mines Limited

Date: August 13, 2021	By:	/s/ Lynsey Sherry
Lynsey Sherry
Chief Financial Officer